VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

June 11, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #7 to Registration Statement on Form S-1,

Filed on May 31, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated June 10, 2013, concerning the deficiencies in Amendment #7 to Registration Statement on Form S-1 filed on May 31, 2013 we provide the following responses:

Cover Page of Prospectus, page 3

1. SEC Comment: We note your response to comment 1 of our comment letter dated May 29, 2013 and the related revisions to your registration statement. Please revise the cover page of your prospectus to remove the detailed discussion of your agreement with Island Capital Management, LLC. Please discuss this agreement in detail in the body of the prospectus. Also note that the cover page should only be one page in length and limited to the disclosure required under Item 501 of Regulation S-K or to information that is key to an investment decision. In addition, on page 24 of the registration statement, please revise your discussion of this agreement to also disclose the relationship between Island Capital Management, LLC and your market maker, Spartan Securities, Ltd. and to identify all consideration Island Stock Capital, LLC will receive for its services.

Response: In response to this comment the company revised the cover page of its prospectus to remove the detailed discussion of our agreement with Island Capital Management, LLC. In addition, on page 24 of the registration statement, we revised our discussion of this agreement to also disclose the relationship between Island Capital Management, LLC and our market maker, Spartan Securities, Ltd. and to identify all consideration Island Stock Capital, LLC will receive for its services:

“On April 1, 2013 Transfer Agent Agreement was signed with Island Capital Management, LLC. (dba Island Stock Transfer).  Island Stock Transfer is an affiliate company to Spartan Securities, Ltd. The compensation paid pursuant to the signed agreement with Island Capital Management, LLC. is $8,000.”

Plan of Operations, page 27

2. SEC Comment: We note your response to comment 2 of our comment letter dated May 29, 2013 and the related revisions to your registration statement. We also note, on page 29 and elsewhere, your disclosure that you expect to incur $37,750 during the next twelve months. However, based on your disclosure on page 30, it appears that you have already incurred some of the expenses included in the $37,750). For example only, we note that you have incurred $8,000 for transfer agent fees during the period from September 7, 2012 to May 31, 2013. Please revise your disclosure as appropriate or advise.

Response: In response to this comment we revised our disclosure as requested:

“We anticipate that the approximate cost of the offering will be $15,750 ($15,270 has already been paid to cover for the offering expenses and comprised $2,500 for the legal fees, $4,750 for the audit fees, $8,000 for the transfer agent fees and $20 for the SEC registration fees). We anticipated that the minimum capital necessary to fund our planned operations for the 12-month period would be approximately $37,750. As of June 11, 2013 we have already incurred and paid $15,270 included into $37,750 and therefore  the estimated minimum  capital necessary to fund our planned operations will be approximately $22,480 and will be needed for general administrative expenses, business development, marketing costs,  support materials and costs associated with being a publicly reporting company.”

Exhibits, page 49

3. SEC Comment: We note that the most recent consent of your independent registered public accounting firm filed on May 16, 2013 is limited to Amendment #5 of your registration statement. Prior to effectiveness, please file an updated consent for the most recent amendment.

Response: In response to this comment we filed an updated consent of our independent registered public accounting firm as requested.

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President